

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2019

Brandon Romanek
President
THC Therapeutics, Inc.
645 Front St., #2202
San Diego, California 92101

> **Re: THC Therapeutics, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed October 19, 2018**
> **File No. 000-55994**

Dear Mr. Romanek:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Office of Technology

cc:　　Lance Brunson, Esq.